March 22, 2012

VIA EDGAR SUBMISSION

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:    John Cash

Branch Chief

Re:                AptarGroup, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-11846

Dear Mr. Cash

This letter responds to the Staff’s comment letter dated March 9, 2012 (the “Comment Letter”) with respect to the filing of AptarGroup, Inc. (the “Company” or “AptarGroup”) described above.  For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Legal Proceedings, page 9

1.     Please expand your disclosure in future filings to address the legal proceedings disclosure requirements contemplated by Item 103 of Regulation S-K.

Response:         We have reviewed the requirements contemplated by Item 103 of Regulation S-K and do not believe that we have any proceedings required to be disclosed for the fiscal year ended December 31, 2011.  We note the following items of consideration:

1.   Our business does not ordinarily result in actions for negligence or other claims,

2.   We do not currently have any claims for damages that exceed 10 percent of our current assets,

3.   We are not involved in any material bankruptcy, receivership, or similar proceedings,

4.   There are no material proceedings to which any director, officer or affiliate, owner of record, or associates are a party adverse to the Company or have a material interest adverse to the Company,

5.   We have no administrative or judicial proceedings arising under Federal, State or local provisions that have been enacted or adopted regulating the discharge of materials into the environment.

Aptargroup, Inc.		Aptargroup S.A.S.
475 West Terra Cotta Ave. Suite E	TEL +1 815 477 0424	36-38 Rue De La Princesse - CS 10509	+ 33 (0) 1 30 87 19 87 Téléphone
Crystal Lake, IL 60014, U.S.A.	FAX +1 815 477 0481	78431 Louveciennes, France	+ 33 (0) 1 30 87 09 09 Télécopie

aptar.com

With respect to the matter disclosed in Note 10 to our financial statements, as stated in our response to comment 5, we do not believe that this matter is a material legal proceeding.

AptarGroup will continue to monitor the status of legal disclosure requirements as contemplated by Item 103 of Regulation S-K.  If there are specific proceedings that require disclosure, we will disclose these legal proceedings in future disclosure.  If no items require disclosure, AptarGroup plans to add additional disclosure in future filings, if applicable, similar to the following:

“The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature.  While management currently believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company’s financial position or results of operations or cash flows, claims and legal proceedings are subject to inherent uncertainties, and unfavorable outcomes could occur that could include amounts in excess of any accruals which management has established.  Were such unfavorable final outcomes to occur, it is possible that they could have a material adverse effect on our financial position, results of operations and/or cash flows.”

Management’s Discussion and Analysis of Consolidated Results of Operations and Financial Condition

Results of Operations, page 14

2.     We note your disclosures related to consolidated gross profit margins and segment income margins appear to address the impact of capacity utilization rates on these margins.  Please revise future annual and quarterly filings to quantify your capacity utilization rates during each period presented on a consolidated and/or segment basis to the extent practicable.

Response:         Our two primary manufacturing processes are high speed assembly of multiple components and plastic injection molding.  Our assembly machines are made specifically to match the products they assemble and cannot be used to assemble multiple product lines.  Our injection molding facilities contain different size injection molding presses and inject plastic parts from custom designed and built tooling.  We may in some cases, subcontract the molding of certain of our plastic components to outside subcontracted injection molding companies in order to maximize our own internal injection molding capacity, but we assemble in house nearly all of our finished products.  As a result, our manufacturing facilities are organized by specific products produced.  While we may have more than one manufacturing facility assembling the same product or producing plastic injection parts, it is not practical or cost effective to move manufacturing equipment from one facility to another.  In addition, based on our new strategy, all segments can sell the entire AptarGroup portfolio of products and as a result, some manufacturing facilities can produce products for more than one segment.  Because of these factors, our management does not consider aggregate capacity utilization rates, either on a consolidated and/or segment basis, a meaningful indicator and does not use or report such statistical information internally. We do, however, review operating inefficiencies and costs incurred because of underutilization on a facility by facility basis when volumes decline significantly enough to have a material impact on gross margins. In future filings we will identify the specific facilities or product lines which are contributing to any material underutilization of fixed costs and indicate the magnitude of the impact on the financial statements.

3.     We note your disclosures related to your reportable segments.  Please revise future annual and quarterly filings to also disclose and discuss changes in corporate and other expenses.

Response:         As requested by the Staff, we will add disclosure and discuss changes in corporate and other expenses in future annual and quarterly filings.  AptarGroup plans to add additional disclosure in future filings similar to the following:

“In addition to our three operating business segments, AptarGroup assigns certain costs to “Corporate and Other,” which is presented separately in Note 16.  Corporate and Other primarily includes certain corporate compensation and information technology costs which are not allocated directly to our operating segments.  Corporate and Other expense increased to $36.6 million in 2011 compared to $29.0 million in 2010 due to increases in salaries, additional corporate personnel to support our growth, stock option expense and higher costs to maintain our global enterprise resource planning system.

Liquidity and Capital Resources, page 18

4.     We note your disclosure that the majority of your cash and cash equivalents are located outside of the U.S.  Please revise future annual and quarterly filings to more precisely quantify the amount or percentage of cash and cash equivalents located outside of the U.S.  In addition, please address the range of possible tax consequences associated with repatriating those funds to the U.S. and discuss the impact on your liquidity of having the majority of your cash and cash equivalents located outside the U.S.

Response:         As requested by the Staff, we will revise our annual and quarterly filings to more precisely quantify the amount and percentage of cash and cash equivalents located outside of the U.S., the range of possible tax consequences (where practicable) and the impact on our liquidity of having the majority of our cash and cash equivalents located outside the U.S.  AptarGroup plans to add additional disclosure in future filings, if applicable, similar to the following:

“We manage our global cash requirements considering (i) available funds among the many subsidiaries through which we conduct business, (ii) the geographic location of our liquidity needs, and (iii) the cost to access international cash balances.  Our total cash and equivalents at December 31, 2011 was $378 million, of which 99% is located outside the U.S.  Our U.S. operations generate sufficient cash flows to fund their liquidity needs and do not depend on cash located outside of the U.S. for their operation. Nevertheless, we are a dividend payer and have an active share repurchase program.  These two items are funded with any remaining positive cash flows from the U.S. operations and are supplemented by additional borrowings from our revolving credit facility and the repatriations of current year foreign earnings.  Specifically, in the U.S., we have an unsecured $300 million revolving line of credit of which $110 million is unused and available as of February 28, 2012 and believe we have the ability to borrow additional funds should the need arise.   Historically, the tax consequences associated with repatriating current year earnings to the U.S. has been between 10% and 14% of the repatriated amount.  We would not expect future impacts to be materially different.

Financial Statements

Note 10 — Commitments and Contingencies, page 45

5.     It is not clear to us if you believe the potential for a negative outcome regarding the lawsuit filed by your competitor is “remote” or “reasonably possible”.  Please state your view of the risk of loss for each matter in future filings, using terms contemplated by ASC 450-20-20.

Response:         We have reviewed ASC 450-20-20 and we will state our risk of loss in the terms contemplated by ASC 450-20-20 in future filings.  With respect to the lawsuit filed by our competitor, in our opinion, the potential for a negative outcome is reasonably possible but the financial impact is not expected to be material.  In this particular case, our competitor is only seeking an injunctive order over the manufacture of a certain type of diptube used on certain of our spray pumps.  If there was an unfavorable ruling, the Company may be required to find alternative processes in the manufacture of this type of diptube.  We believe the Company has meritorious defenses and that any financial impact to the Company would be immaterial.

Note 16 — Segment Information, page 49

6.     We note your disclosures regarding your reportable segments and changes in your reporting segments at the beginning of fiscal 2011.  Please provide us, on a supplemental basis, with a copy of the monthly financial information received by your CODM.  Please also provide us with an understanding of your organizational structure, including how you define your CODM, operating segments, and reporting units.  Please specifically address if the markets you identify under each of your reportable segments in Business are operating segments and/or reporting units that you are aggregating.

Response:

Effective as of the beginning of fiscal 2011, AptarGroup strategically realigned its business to move towards market-focused operating segments (the “AptarGroup 2011 Plan”).  This realignment resulted in a new organization structure and three reportable operating segments were identified.  Operations that sell dispensing systems to the personal care, fragrance/cosmetic and household markets form the Beauty + Home segment.  Operations that sell dispensing systems to the food and beverage markets form the Food + Beverage segment.  Operations that sell dispensing systems to the prescription and consumer healthcare markets form the Pharma segment.

AptarGroup’s Chief Operating Decision Maker (“CODM”) Definition

AptarGroup’s President and Chief Executive Officer (“CEO”), Stephen Hagge, is responsible for allocating resources to and assessing the performance of the segments of AptarGroup as defined in ASC 280-10-50-5.  As such, we have determined that AptarGroup’s CODM is its President and Chief Executive Officer, Stephen Hagge.

AptarGroup’s Organizational Structure

AptarGroup has implemented an organizational structure that supports the three market-focused operating segments identified above.  Each of the three operating segments has a segment president who is directly accountable to and maintains regular contact with Stephen Hagge, the chief executive officer and CODM for AptarGroup.  All three segment presidents, along with the Chief Financial Officer, the Vice President of Investor Relations, and the Vice President of Human Resources, report directly to the CEO and each segment president is responsible for the operating activities, financial results and plans for their respective operating segments as a whole.   These three market facing segments are global organizations that have dedicated sales forces for their segment as the customers served within each market of the segment often times have products reaching multiple market fields within the segment. Research and development is organized on a technical product platform and these R&D expert centers can develop products for any of the three operating segments.  Manufacturing as noted above can service all three of the operating segments.  Beneath each operating segment is a regional/divisional structure that reports directly to the segment president.  The short and long term incentive compensation of the segment president and his global segment management team is based on worldwide segment profitability and an element of AptarGroup’s overall worldwide performance.  There is no element of incentive compensation that is linked to any component performance below the global segment consolidated performance.

Operating Segment Definition

We have defined our operating segments as Beauty + Home, Food + Beverage and Pharma in accordance with ASC 280-10-50-1.  In making this evaluation, we considered the information that is reviewed regularly by the CODM to make decisions about allocating resources and assessing performance.  The Company evaluates performance of its three operating segments and allocates resources based upon earnings before interest expense in excess of interest income and certain corporate expenses and income taxes (collectively referred to as “segment income”).  Annual and long-term financial and operating performance goals are established for the Company as a whole and for each of the operating segments through the annual budget process.  Capital decisions and allocations are made only at the operating segment level.  The segment president along with his global management team determines how much of the global segment allocated capital from the CODM will be spent in each region.   Any subsequent substitutions of capital from one region to another are decided by the Segment President and not the CODM.

We are providing, on a supplemental basis, a copy of the December segment reports received by our CODM.  These reports will be sent to you under separate cover.  We request that these documents be kept confidential and returned to us after your review is complete.  The CODM reviews the monthly segment reports and has regular interactions with the segment Presidents to assess performance against the annual budget.  The CODM does not receive any other disaggregated financial information on a regular or consistent basis.  The monthly segment reports contain pertinent financial data for each operating segment, such as segment income, which is used by the CODM to assess performance.

Additionally, the monthly segment reports include supplemental sales analyses for the segment, by customer, by product line, by region and by division if applicable.

The three operating segments identified by AptarGroup (Beauty + Home, Food + Beverage and Pharma) exceed at least one of the quantitative thresholds for determination of a reportable operating segment, in accordance with ASC 280-10-50-12.  Therefore, the operating segments identified by the Company are all considered reportable operating segments and no aggregation is made.

Reporting Unit Definition

Based on the guidance in ASC 350-20, to determine an entity’s reporting units, the starting point is the entity’s operating segments.  The operating segments for AptarGroup are Beauty + Home, Food + Beverage and Pharma.  The next step is determining the components of those operating segments.  A component of an operating segment is (1) a business (2) for which discrete financial information is available and (3) segment management regularly reviews the operating results of that component.

Based on the definition of a component of an operating segment, AptarGroup has identified the following to be components of each operating segment:

•      Beauty + Home and Food + Beverage each consist of four regional components

•      North America

•      Europe

•      Latin America

•      Asia

•      Pharma consists of two divisional components

•      Prescription

•      Consumer Health Care

These components were identified based on the structure of AptarGroup.  The Beauty + Home operating segment has four regional managers who report discrete operating results for each region to the Segment President.  The Food + Beverage operating segment has four regional managers who report discrete operating results for each region to the Segment President.  The Pharma operating segment has two division managers who report discrete operating results for each division to the Segment President.

Now that the components of the operating segments have been identified, the aggregation criteria must be applied to determine if the components within each operating segment are economically similar, and thus, should be combined into one reporting unit.

The four regional components of Beauty + Home and Food + Beverage and the two division components of Pharma meet the factors for aggregation as follows:

•      The products sold within the component businesses of each segment are substantially the same.

•      The production process is similar for each component business of a segment.

•      The type of customer is the same.

•      The methods used to distribute products within a component are similar for all components within a segment.

•      The nature of the reporting environment factor does not apply to AptarGroup.

ASC 350-20 identifies additional factors that may be considered to determine if components are economically similar.  One of the factors identified was the extent to which the component businesses share assets and other resources.  Within the Pharma operating segment, products within the Prescription component and Consumer Health Care component are produced on the same equipment in some manufacturing facilities.  Within the Beauty + Home and Food + Beverage operating segments, operations in one region may be supported by production facilities in another region if local manufacturing for that product is not available.  For example, operations in Latin America or Asia may be supported by production facilities in Europe or North America.  Another factor identified is whether the components support and benefit from common research and development projects.  As mentioned previously, our research and development or expert centers are organized on a product technology platform and can work on development projects for any of the three operating segments.   The foregoing provides additional support that the components, within each of the three operating segments, are economically similar and should be aggregated into one reporting unit.

Overall, the components are economically similar based on the factors identified.  In addition, as mentioned above, the CODM allocates capital to the three operating segments.  The segment president along with his global management team determines how much of the global segment allocated capital from the CODM will be spent in each region.   Any subsequent substitutions of capital from one region to another are decided by the Segment President and not the CODM.   Thus, AptarGroup believes it has appropriately aggregated the two components of Pharma, four components of Beauty + Home and four components of Food + Beverage into one reporting unit for Pharma, Beauty + Home and Food + Beverage, respectively, for identification of our reporting units.

Treatment of Markets Identified under each of Our Reportable Segments in Business

Each of our operating segments operate within certain markets:  The personal care, fragrance/cosmetic and household markets within the Beauty + Home segment; the prescription and consumer health care markets within the Pharma segment; and the food and beverage markets within the Food + Beverage segment.  These markets are structured around global marketing and development and therefore do not engage in full business activities and do not have discrete financial information.  There are no operating results of these markets which could be reviewed by the CODM to make decisions about resources to be allocated or assess performance, nor do the market managers report to the CODM.  As these markets do not meet any of the characteristics that define an operating segment, they are neither considered operating segments nor reporting units that we are aggregating.

Acknowledgements and Closing Comments

As requested in the Comment Letter, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosures in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•      We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Comment Letter, we will make the changes described above in future filings with the Commission.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (815) 479-5533 or via email at bob.kuhn@aptar.com.  Should the Staff disagree with any portion of this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Very truly yours,

/s/ Robert W. Kuhn

Executive Vice President, Chief
Financial Officer and Secretary

cc:   Steve Hagge, President and Chief Executive Officer

Leo Guthart, Chairman of the Audit Committee